UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

Commission file number 333-236022

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCPLUS CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCPLUS CORPORATION

1068 Highland Colony Parkway

Ridgeland, MS 39157

BancPlus Corporation

Employee Stock Ownership Plan

with 401(k) Provisions

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

BancPlus Corporation Employee Stock Ownership Plan

With 401(k) Provisions

Ridgeland, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BancPlus Corporation Employee Stock Ownership Plan with 401(k) Provisions (Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator and Plan Participants

BancPlus Corporation Employee Stock Ownership Plan

with 401(k) Provisions

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2008.

Jackson, Mississippi June 18, 2026

BancPlus Corporation

Employee Stock Ownership Plan

with 401(k) Provisions

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at Fair Value
Money market mutual fund	$739,709	$6,422,614
Mutual funds	70,796,928	59,007,276
Common collective trusts	2,443,134	3,076,089
BancPlus Corporation common stock	105,317,304	95,252,916
Total investments	179,297,075	163,758,895
Receivables
Notes receivable from participants	944,320	790,778
Participant contributions receivable	—	108,250
Total receivables	944,320	899,028
Total assets	180,241,395	164,657,923
Net Assets Available for Benefits	$180,241,395	$164,657,923

The accompanying notes are an integral part of these financial statements.

BancPlus Corporation

Employee Stock Ownership Plan

with 401(k) Provisions

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025
Additions
Contributions
Employer	$4,600,000
Participant salary deferrals	6,298,468
Participant rollovers	1,247,877
Total contributions	12,146,345
Investment Income
Dividends on BancPlus Corporation common stock	2,908,486
Interest and dividend income	757,112
Interest income on notes receivable from participants	76,290
Change in value of BancPlus Corporation common stock	14,892,867
Net appreciation in fair value of mutual funds	9,572,651
Total investment income	28,207,406
Total additions	40,353,751

Deductions
Benefits Paid Directly to Participants
Cash	23,156,158
Stock	1,393,837
Loans deemed distributed	82,256
Total benefits paid	24,632,251
Administrative expense	138,028

Total deductions	24,770,279

Net Increase in Net Assets	15,583,472

Net Assets Available for Benefits, Beginning of Year	164,657,923

Net Assets Available for Benefits, End of Year	$180,241,395

The accompanying notes are an integral part of these financial statements.

BancPlus Corporation

Employee Stock Ownership Plan

with 401(k) Provisions

Notes to the Financial Statements

December 31, 2025 and 2024

Note 1: Description of the Plan

The following description of the BancPlus Corporation (“BancPlus” or the “Company”) Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Company established the Plan effective as of January 1, 1956. The Plan operates as a defined contribution plan, is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. At December 31, 2023, BankPlus (the “Bank”), a wholly-owned subsidiary of the Company, was the Trustee of the Plan. On January 1, 2024, the Company appointed GreatBanc Trust Company as Trustee of the Plan. The Plan’s recordkeeping is performed by the Bank and by EPIC Retirement Plan Services. The Bank also performs custodial functions for the Plan along with Mid-Atlantic Company. The Company is the Plan Sponsor and Administrator.

Participation

The Plan is a defined contribution plan covering all full-time employees of the Bank who have completed 1,000 hours of service for the Plan year and are age 21 or older.

Vesting

Participants are fully vested in their salary reduction and rollover contributions and the Bank’s matching and basic contributions. Participants vest in the Bank’s optional contributions and earnings thereon at a rate of 20% for each year of service greater than two years and become fully vested upon completing six years of service. Participants terminating due to normal retirement, death, or disability will be 100% vested.

Put Option

Under federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market or is subject to trading limitations includes a put right. This put option is a right to demand that the Company buy, within 30 days of the exercise of the put option, any shares of its stock distributed to participants for which there is no market. The put price is representative of the current appraised value of the stock.

Payment of Benefits

Participants are entitled to benefits upon termination of service due to death, disability or retirement. In addition, participants who are 100% vested and have completed six years of service in the Plan may request in-service distributions. A participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or may elect to receive installment payments over a period of not more than the participant’s assumed life expectancy (or assumed life expectancies for the participant and beneficiary). Net assets available for benefits include amounts allocated to the accounts of terminated participants. These accounts had a total balance of $26,624,816 and $30,762,093 and a vested balance of $26,496,136 and $30,636,462 at December 31, 2025 and 2024, respectively.

Distributions relating to the Company’s stock may be made in shares of the Company’s common stock or in cash, at the discretion of the participants.

Voting Rights

Each participant in the Plan is entitled to direct the Trustee as to the manner in which voting rights on shares of the Company’s common stock, which are allocated to the common stock account of such participant, are to be exercised with respect to any corporate matter which involves the voting of such shares, including the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction. The Trustee is permitted to vote any share for which instructions have not been given by a participant.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company common stock into other investments. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.

Contributions

The Bank makes (1) annual safe harbor matching contributions in the amount of 100% of the first 3% and 50% of the next 2% of the participant’s compensation contributed, and may make (2) discretionary matching contributions equal to a percentage of the participant’s contributions and/or (3) optional contributions to all eligible participants.

Participants may make (1) salary reduction contributions subject to Internal Revenue Service (“IRS”) and plan limits and (2) rollover contributions. Effective January 1, 2025, the Plan was amended to include Roth options for salary reduction contributions and rollovers.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers the option to invest in the Company’s common stock, various participant-directed investment allocation options and participant-directed investments in mutual funds.

Each participant’s account is credited with the participant’s contributions and with an allocation of (1) the Company’s contribution, (2) plan earnings and (3) forfeitures of terminated participants’ nonvested accounts. Allocations of basic and optional contributions and forfeitures are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary reduction contributions.

Nonparticipant-directed investments are credited to individual participant accounts as of the last day of each plan year, with an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ nonvested accounts. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Allocations are based on a participant’s eligible compensation relative to total eligible compensation.

Forfeited Accounts

In 2025, $97,866 was forfeited and reallocated to participants.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their accounts a minimum of $2,500 up to a maximum of $50,000, or 50% of their account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined by the Plan Administrator. The term shall not exceed five years, except for the purchase or construction of a principal residence, and loans shall be made from the vested portion of a participant’s account.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the Code. Upon termination of the Plan, the Administrative Committee, which is composed of individuals appointed by the board of directors, shall direct the Trustee to pay all liabilities and expenses and to sell shares of any financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay any outstanding loan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, with the exception of the payment of benefits, which is recognized as a reduction in the net assets available for benefits of the Plan as distributions are made to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Quoted market prices, if available, are used to value investments. The Plan’s investment in company common stock is valued at estimated fair value, as determined by an annual independent appraisal, on December 31, 2025 and 2024. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s interests in common collective trusts are valued at net asset value as provided by the issuers. Other marketable investments are stated at fair value based on closing quoted market prices on the last business day of the plan year.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Dividends

Dividends are allocated to each account based upon the number of shares held in accounts as of the end of the quarter in which dividends are paid.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid by the Company or the Plan at the Company’s discretion.

Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Note 3 - Investments

The following is a summary of the Plan’s investment in the Company’s common stock at December 31, 2025 and 2024.

	2025	2024
Shares of Company common stock
Number of shares	1,385,754	1,454,243
Cost	$31,721,456	$32,236,168
Appraised value	$105,317,304	$95,252,916

The following is a summary of participant-directed and nonparticipant-directed investments in company common stock at December 31, 2025 and 2024.

	Number of	Appraised
	Shares	Value
December 31, 2025
Participant-directed	484,815	$36,845,940
Nonparticipant-directed	900,939	68,471,364
	1,385,754	$105,317,304

December 31, 2024
Participant-directed	580,554	$38,026,286
Nonparticipant-directed	873,689	57,226,630
	1,454,243	$95,252,916

Note 4 - Net Assets of Nonparticipant-directed Investments

	2025	2024
Investments
Money market mutual fund	$739,709	$5,083,789
Company common stock	68,471,364	57,226,630
Total investments	69,211,073	62,310,419
Net assets	$69,211,073	$62,310,419

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments follows.

2025
Additions to Net Assets
Employer contributions	$4,600,000
Investment Income
Dividends on Company common stock	1,808,105
Interest income	175,074
Change in fair value of Company common stock	9,502,523
Interest income on notes receivable from participants	6,204
Total investment income	11,491,906
Total additions	16,091,906
Deductions from Net Assets
Benefits paid to participants or their beneficiaries	9,006,385
Administrative fees	10,456
9,016,841
Additions less deductions	7,075,065
Transfers to Participant-directed Investments	(174,411)
Change in net assets	$6,900,654

Note 5 - Contributions

The following is a summary of contributions to the Plan for the years ended December 31, 2025.

	Nonparticipant	Participant
	Directed	Directed	Total
December 31, 2025
Employer contributions	$4,600,000	$—	$4,600,000
Participant salary deferrals	—	6,298,468	6,298,468
Participant rollovers	—	1,247,877	1,247,877
Total participant contributions	—	7,546,345	7,546,345
Total contributions	$4,600,000	$7,546,345	$12,146,345

Note 6 - Parties-in-interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Administrative expenses of the Plan have been paid by the Plan Sponsor. The following is a summary of parties-in-interest balances at December 31, 2025 and 2024.

	2025	2024
Company common stock	$105,317,304	$95,252,916
Notes receivable from participants	944,320	790,778
BankPlus Wealth Mgmt Aggressive	15,392,715	11,589,791
BankPlus Wealth Mgmt Cons Growth	7,100,100	5,931,435
BankPlus Wealth Mgmt Conservative	1,141,551	693,265
BankPlus Wealth Mgmt Growth	14,427,123	13,022,512
BankPlus Wealth Mgmt Mod Growth	7,545,910	7,096,950

The Plan paid administrative fees to EPIC Retirement Plan Services of $138,028 during the year ended December 31, 2025. The Plan paid trustee fees to GreatBanc Trust Company of $70,000 during the year ended December 31, 2025. The Plan received dividends on BancPlus Corporation common stock of $2,908,486 during the year ended December 31, 2025. The Plan Sponsor paid commissions on behalf of the Plan to BankPlus Wealth Management of $119,277 during the year ended December 31, 2025.

Note 7 - Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024.

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2025
Money market mutual fund	$739,709	$739,709	$—	$—
Mutual funds	70,796,928	25,189,529	45,607,399	—
Common collective trusts	2,443,134	—	2,443,134	—
Company common stock	105,317,304	—	—	105,317,304
December 31, 2024
Money market mutual fund	$6,422,614	$6,422,614	$—	$—
Mutual funds	59,007,276	20,673,323	38,333,953	—
Common collective trusts	3,076,089	—	3,076,089	—
Company common stock	95,252,916	—	—	95,252,916

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2025 or 2024. The Plan had no assets measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 investments include money market accounts and mutual funds. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include

Company common stock whose fair value is determined by an independent appraisal. The independent appraiser considers inputs such as general economic outlook, financial institution industry outlook, company history, company financial condition, the book value of company common stock, company earnings and dividend capacity, sales of company stock, and market prices of stock of other financial institutions whose stock is traded in a free and open market.

The independent appraisal uses the income approach and the market approach. The two approaches are then weighted to derive the fair market value. At December 31, 2025 and December 31, 2024, the income approach was determined using the capitalization of earnings method and a capitalization factor of 12.71 and 12.48, respectively. The capitalization factor is considered to be an unobservable input.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs.

	BancPlus Corporation Common Stock
	2025	2024
Balance, January 1	$95,252,916	$84,997,575
Purchases	1,358,583	1,364,527
Distributions	(1,393,837)	(1,220,359)
Shares acquired by Plan Sponsor	(4,793,225)	—
Unrealized gain	14,892,867	10,111,173
Balance, December 31	$105,317,304	$95,252,916

Realized and unrealized gains and losses in Company common stock, which are included in net increase in net assets available for benefits for the year ended December 31, 2025, are reported in change in fair value of Company common stock in the statements of changes in net assets available for benefits.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

BancPlus Corporation Employee Stock Ownership Plan with 401(k) Provisions EIN 64-0655312 PN 001 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2025
(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Money Market Mutual Fund
	Goldman Sachs	Financial Square Government Fund	$739,709	$739,709

	Mutual Funds
	American Funds	American Fund TD 2025	N/A	61,863
	American Funds	American Fund TD 2030	N/A	161,759
	American Funds	American Fund TD 2035	N/A	197,089
	American Funds	American Fund TD 2040	N/A	150,809
	American Funds	American Fund TD 2045	N/A	318,429
	American Funds	American Fund TD 2050	N/A	50,053
	American Funds	American Fund TD 2055	N/A	310,101
	American Funds	American Fund TD 2060	N/A	54,551
	American Funds	American Fund TD 2065	N/A	102,976
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Aggressive	N/A	15,392,715
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Conservative	N/A	1,141,551
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Cons Growth	N/A	7,100,100
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Growth	N/A	14,427,123
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Mod Growth	N/A	7,545,910
	Fidelity	Fidelity 500 Index Fund	N/A	8,712,824
	Goldman Sachs	Goldman Sachs GQG Partners Int'l	N/A	926,601
	Invesco	Invesco QQQ Trust	N/A	5,743,418
	BlackRock	iShares MSCI EAFE Index Fund	N/A	770,027
	JP Morgan	JP Morgan Core Plus	N/A	175,960
	Loomis Sayles	Loomis Sayles Investment Grade Bond Fund	N/A	203,756
	Neuberger Berman	Neuberger Berman Large Cap Value	N/A	1,547,536
	PIMCO	PIMCO Income Fund	N/A	602,174
	Vanguard	Vanguard Inflation Protected Securities	N/A	69,389
	Vanguard	Vanguard Mid Cap ETF	N/A	2,386,326
	Vanguard	Vanguard Emerging Markets ETF	N/A	503,727
	Vanguard	Vanguard Small Cap ETF	N/A	1,871,870
	Vanguard	Vanguard Total Bond Market ETF	N/A	236,115
	William Blair	William Blair Small-Mid Cap	N/A	32,176
	Total Mutual Funds			70,796,928

	Common Collective Trust
	Reliance Trust	Reliance MetLife Stable Value	N/A	2,443,134

*	BancPlus Corporation common stock	1,385,754 shares	31,721,456	105,317,304

*	Notes receivable from participants, payable semimonthly	2026-2031
		5.25%-10.50%	N/A	944,320

	* - Denotes party-in-interest
	N/A - Cost information not required for participant-directed investments

BancPlus Corporation

Employee Stock Ownership Plan

with 401(k) Provisions

EIN 64-0655312 PN 001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2025

Current
					Expenses		Value of
					Incurred		Asset on
		Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain or
Identity	Description	Price	Price	Rental	Transaction	Asset	Date	(Loss)
Goldman Sachs	Financial Square Government Fund
	Purchases*	$8,164,258	$—	$—	$—	$8,164,258	$8,164,258	$—
	Sales*	—	13,847,163	—	—	13,847,163	13,847,163	—

* - Denotes series of transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

BANCPLUS CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH CODE SECTION 401(K) PROVISIONS)

Date: June 18, 2026	/s/ Lisa McDaniel
Lisa McDaniel
Senior Vice President & Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of the Independent Registered Public Accounting Firm - Forvis Mazars, LLP